SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 June 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 20 June 2008
                   re:  Directorate Change

61/08

20th June, 2008

LLOYDS TSB GROUP APPOINTS NEW NON-EXECUTIVE DIRECTOR

The board is pleased to announce the appointment of Martin Scicluna as a non-executive director of both Lloyds TSB Group plc and Lloyds TSB Bank plc from 1st September, 2008.

Martin joined Deloitte & Touche (then Touche Ross & Co.) in 1973, becoming a partner in 1982, a member of the board of partners in 1991 and chairman in 1995, a position he held until May 2007. He retired as a partner in Deloitte & Touche in May 2008.

Sir Victor Blank, Chairman of Lloyds TSB Group, said: "We are delighted to welcome Martin to the board. His expertise and knowledge, including 12 years as chairman of Deloitte & Touche and his significant experience in serving FTSE 100 companies, will be a great benefit to the group."

- ends -

1.   Biographical details are attached.

2.   To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:

      i.   Mr. M.A. Scicluna has not held any directorship in any publicly quoted company at any time in the past five years; and
      ii.  there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to Mr. Scicluna.

  MARTIN SCICLUNA - biographical details:

Deloitte & Touche LLP (formerly Touche Ross & Co.)

2001 - 2003	Global Managing Partner, Strategic clients ) Deloitte Touche Tohmatsu
1999 - 2007	Member, Board of Directors )

1995 - 2007	Chairman, Deloitte UK )
1993 -1995	Executive Committee )
1991 - 2007	Board of Partners ) Deloitte & Touche
1990 - 1995	Head of London Audit Division )
1985 - 1990	Group Partner )
1982 - 2008	Audit Partner )
1976 - 1982	Assistant Manager to Senior Manager )
1973 - 1976	Articled Clerk, Touche Ross & Co

For further information:-

Investor Relations Michael Oliver Director of Investor Relations E-mail: michael.oliver@ltsb-finance.co.uk	+44 (0) 20 7356 2167
Media Leigh Calder Senior Manager, Media Relations E-mail: leigh.calder@lloydstsb.co.uk Amy Mankelow Senior Manager, Media Relations E-mail: amy.mankelow@lloydstsb.co.uk	+44 (0) 20 7356 1347 +44 (0) 20 7356 1497

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     20 June 2008